Filed Pursuant to Rule 433
Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.
Medium-Term Notes, Series C 100% Principal Protected Range Notes Linked to the 2-Year Constant Maturity Treasury Rate due October 2009 (the “Notes”)
US$1,000 principal amount per unit

Private Offering Notice
Summary Terms

The Notes:

•

The Notes are designed for investors who believe that the level of the 2-Year Constant Maturity Treasury Rate (the “Market Measure”), as published on the Federal Reserve H15 publication at approximately 5:00 p.m. New York time (available on Bloomberg page H15T2Y), will remain within the range described below on each market measure business day during the valuation period. The Valuation Period is the period from, but not including, the pricing date to, and including, the valuation date shortly prior to the maturity date of the Notes, as more fully described in the Offering Document.

•	The range will be:

• less than or equal to a value equal to 0.35% to 0.65% above the level of the Market Measure on the pricing date, but in no event will the upper level of the range be lower than 2.65%, and

• greater than or equal to 1.40%.

• The actual range will be determined on the pricing date and set forth in the final Offering Document made available in connection with sales of the Notes.

•	The Notes will have 100% principal protection on the maturity date.

•	Because Merrill Lynch & Co., Inc. will make no payments on the Notes prior to the maturity date, investors must be willing to forego periodic payments of interest.

•	The Notes will not be redeemable prior to the maturity date.

•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area) or other amounts as permitted by local jurisdictions, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	No listing on any securities exchange.

•

The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No.     .

•	The settlement date for the Notes is expected to be October , 2008.

Payment on the maturity date:

•

The amount an investor receives on the maturity date per unit will be based on whether the level of the Market Measure remains within the prescribed range on each market measure business day during the Valuation Period. If the level of the Market Measure:

• is outside the prescribed range on any market measure business day during the Valuation Period, an investor will receive the $1,000 principal amount per unit; or

•

remains within the prescribed range on each market measure business day during the Valuation Period, an investor will receive the $1,000 principal amount per unit plus a contingent supplemental payment equal to $100.

•

In no case will an investor receive an amount which will be greater than $1,100 per unit of the Notes at maturity, which will represent an appreciation of 10% over the $1,000 principal amount per unit of the Notes.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on page TS-6 of the Preliminary Term Sheet, pages PS-4 to PS-9 of the Product Supplement RN-1 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

          (a)          The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

          (b)          Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

          (c)          Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

          (d)          MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

          (e)          A selling concession of 1.25% of the public offering price is included in the terms of the Notes and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

          Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

          Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company or its representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is August 29, 2008
This Notice supplements the Preliminary Term Sheet, dated August 29, 2008, the Product Supplement RN-1, dated August 27, 2008, dated June 6, 2007 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.